[Letterhead of Sutherland Asbill & Brennan LLP]

June 2, 2015

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation

Registration Statement on Form N-2 Filed on April 27, 2015

File No. 333-203676

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below is the Company’s response to the additional accounting comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 1, 2015 with respect to the Company’s registration statement on Form N-2 (File No. 333-203676), filed with the Commission on April 27, 2015 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comment is set forth below and is followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Pages 75-76)

1.                                      NMFC Senior Loan Program I, LLC — The Company is the managing member in the NMFC Senior Loan Program I, LLC (“SLP I”) and the design and purpose of SLP I appears to act as an extension of the Company’s investment operations and to facilitate the execution of the Company’s investment strategy.  Since the Company does not consolidate SLP I please include more information about SLP I in the MD&A and Notes to Financial Statements.  This information may include a detailed schedule of investments with the fair value of each investment, detailed information concerning the capital structure and leverage, the number of loans on non-accrual status and other material items of SLP I that would be helpful to understand the Company’s investment in SLP I.

The Company advises the Staff on a supplemental basis that, unlike the joint venture structures that have become more prevalent in the business development company space, the Company currently owns less than 25% of the economic and voting interests in SLP I.  In addition, the Company’s investment in SLP I in turn only represents approximately 1.6% of the

Company’s investment portfolio as of March 31, 2015.  In the more common joint venture structures, the business development company typically holds greater than 50% of the economic interests in the investment vehicle. Also, the Company does not intend to seek new investment capital for SLP I, so it is unlikely to grow as a percentage of the Company’s total investment portfolio in the future.

The Company believes that including the level of additional detail requested by the Staff with respect to an investment that represents only a small percentage of NMFC’s current investment portfolio could be confusing to investors, and potentially misleading. The Company notes that it already includes additional details on SLP I in both the notes to its financial statements and in its MD&A disclosure, though not the detailed portfolio information requested by the Staff.  The Company nonetheless believes that its current disclosure regarding SLP I should be sufficient to inform investors in view of the relatively small size of the Company’s investment in SLP I relative to its overall investment portfolio.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP